Filed by Cullen/Frost Bankers, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Horizon Capital Bank
Commission File No.: 0-7275

Date: April 27, 2005

Forward-Looking Statements

   Certain statements contained in this filing that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Cullen/Frost Bankers, Inc. with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by or with the approval of Cullen/Frost that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between Cullen/Frost and Horizon Capital Bank, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements of plans, objectives and expectations of Cullen/Frost or Horizon or their managements or Boards of Directors; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as "believes", "anticipates", "expects", "intends", "targeted", "continue", "remain", "will", "should", "may" and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

   Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of Cullen/Frost and Horizon will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (vi) the failure of Horizon's shareholders to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on Cullen/Frost and Horizon and their customers and Cullen/Frost's and Horizon's assessment of that impact; (viii) changes in the level of non-performing assets and charge-offs; (ix) changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; (x) inflation, interest rate, securities market and monetary fluctuations; (xi) changes in the competitive environment among financial holding companies and banks; and (xii) changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which Cullen/Frost and Horizon must comply. Additional factors that could cause Cullen/Frost's results to differ materially from those described in the forward-looking statements can be found in Cullen/Frost's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Cullen/Frost or Horizon or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Cullen/Frost and Horizon undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

Additional Information

In connection with the proposed merger with Horizon Capital Bank, Cullen/Frost Bankers, Inc. will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Horizon Capital Bank and a Prospectus of Cullen/Frost, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Cullen/Frost at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at http://www.frostbank.com under the tab "About Frost" and then under the heading "Investor Relations" and then under "SEC Filings". Copies of the Proxy Statement/Prospectus and the SEC filings that will be incorporated by reference in the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Greg Parker, Executive Vice President & Director of Investor Relations, Cullen/Frost Bankers, Inc., P.O. Box 1600, San Antonio, Texas 78296, (210) 220-5632.

On April 27, 2005, Cullen/Frost Bankers, Inc. issued a press release regarding its financial results for the quarter ended March 31, 2005. The text of the press release follows:

Greg Parker
Investor Relations
210/220-5632
or
Renee Sabel
Media Relations
210/220-5416
FOR IMMEDIATE RELEASE
April 27, 2005

CULLEN/FROST REPORTS FIRST QUARTER
RESULTS AND TIMING OF EARNINGS CONFERENCE CALL

SAN ANTONIO - Cullen/Frost Bankers, Inc. (NYSE: CFR) today reported first quarter 2005 net income of $37.4 million, up 13.6 percent from the $32.9 million reported for the first quarter of 2004. On a per-share basis, earnings for the quarter were $.70 per diluted common share, an increase of 12.9 percent over the $.62 per diluted common share reported a year earlier. Returns on average assets and equity for the first quarter of 2005 were 1.54 percent and 18.31 percent, respectively, compared to 1.42 percent and 16.89 percent for the same quarter the previous year.

For the first quarter of 2005, taxable equivalent net interest income rose 15.2 percent to $91.8 million, compared to the $79.7 million reported a year earlier. Most of this growth in net interest income resulted from an increase in the average volume of earning assets combined with a 26 basis point increase in the net interest margin from the quarter a year ago to 4.29 percent. Average loans increased 14.2 percent to $5.3 billion, from the $4.6 billion reported a year earlier. Average deposits for the quarter were $8.0 billion, up 4.5 percent over the $7.6 billion reported in the first quarter of 2004.

I am pleased with our company's performance this quarter and I am happy to see more momentum in our net interest income, " said Cullen/Frost Chairman and CEO Dick Evans. "Because of the asset-sensitive nature of our balance sheet, in a rising rate environment, our margin should move up faster than many other financial institutions. In our fee income, trust fees continue to grow, up 9.0 percent from last year's first quarter. We also saw solid loan growth, which continues to reflect the economic environment in Texas and the strong sales discipline we have instituted, as well as a steady level of deposits.

"Just last week we announced a merger agreement with Horizon Capital Bank of Houston, which will increase our presence and reach in the Houston area," Evans continued. "Both of our companies are based on building long-term relationships with our clients and taking care of them with the highest quality of service. We are pleased that this bank with more than 40 years of experience and a similar culture to ours will be joining the Cullen/Frost family."

Other noted financial data for the first quarter follows:

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Non-interest income for the first quarter of 2005 rose to $58.0 million, from the $57.4 million reported a year earlier. This represents a 1.1 percent increase from last year, however there were significant changes between accounts.

   Trust fees were $14.3 million, up 9.0 percent from $13.1 million in the first quarter of 2004, primarily due to increased levels of investment fees and oil and gas trust management fees. Investment fees are assessed based on the market values of trust assets that are managed and held in custody and these values have increased from last year. The Corporation has also experienced growth in the number of new accounts since last year.

   Other income increased $1.6 million or 16.4 percent from the first quarter of last year. The increase was due to recognition of a $1.7 million distribution received from the sale of the PULSE EFT association, of which the Corporation was a member, and higher income from check card usage. The quarter a year ago included non-recurring income of $1.1 million recognized from the termination and settlement of an operational contract.

   Service charges on deposits were $19.4 million, a decrease of $2.3 million or 10.7 percent, from the same quarter a year ago as service charges on commercial accounts represented $1.9 million of the decrease. Most of the decrease related to commercial accounts resulted from lower treasury management fees due to an increase in the earnings credit rate compared to a year ago. In a rising interest rate environment, customers earn more credit for their deposit balances and this in turn reduces the amount of service charges to be paid for through fees.

   Insurance commissions and fees were $8.6 million, a decrease of $1.6 million, or 15.3 percent, from the $10.2 million reported for the same quarter a year earlier. The decrease is due in large part to the departure of certain revenue producing employees in the benefits area of our Austin insurance operations. The company remains committed to continued growth in our employee benefits business in Austin and across the state.

   Also impacting the comparison between periods was a $1.7 million net loss from securities transactions recorded in the first quarter last year.

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Non-interest expense for the quarter was $90.5 million, a rise of 4.5 percent over the $86.6 million for the first quarter of 2004. The increase in total salaries and related employee benefits was $1.8 million and primarily the result of normal annual merit increases, as well as an increase in the number of employees. Other non-interest expense was also up $1.8 million from the first quarter of 2004, with most of the significant increases occurring in advertising and promotional expense, up $788 thousand, and professional services, up $283 thousand, from the first quarter last year.

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For the first quarter of 2005, the provision for possible loan losses was $2.4 million compared to net charge-offs for the quarter of $1.7 million. The loan loss provision for the first quarter of 2004 was $500 thousand, compared to net charge-offs of $1.4 million. Non-performing assets at quarter end were $41.1 million, compared to $50.3 million a year earlier. The allowance for possible loan losses as a percentage of loans at March 31, 2005 was 1.42 percent, compared with 1.75 percent at the end of the first quarter of 2004.

Cullen/Frost Bankers, Inc. will host a conference call on Wednesday, April 27, 2005 at 10:00 a.m. Central Time (CT) to discuss the results for the quarter. The media and other interested parties are invited to access the call in a "listen only" mode at 1-800-944-6430. Digital playback of the conference call will be available after 12:00 p.m. CT until midnight Sunday, May 1, 2005 at 800-642-1687 with Conference ID # of 5523292. The call will also be available by webcast at the URL listed below and available for playback after 2:00 p.m. CT. After entering the website, www.frostbank.com, go to "About Frost" on the top navigation bar, then click on Investor Relations.

Cullen/Frost Bankers, Inc. is a financial holding company, headquartered in San Antonio, with assets of $9.8 billion at March 31, 2005. The corporation provides a full range of commercial and consumer banking products, investment and brokerage services, insurance products and investment banking services. Its subsidiary, Frost Bank, operates 78 financial centers across Texas in Austin, Boerne, Corpus Christi, Dallas, Fort Worth, Galveston, Harlingen, Houston, McAllen, New Braunfels, San Antonio and San Marcos. Founded in 1868, Frost is the largest national bank based in Texas, helping Texans with their financial needs during three centuries. Cullen/Frost Bankers' stock is traded on the New York Stock Exchange under the symbol CFR.

Cullen/Frost Bankers, Inc.
CONSOLIDATED FINANCIAL SUMMARY (UNAUDITED)
(In thousands, except per share amounts)

	2005	2004

	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr

CONDENSED INCOME STATEMENTS

Net interest income	$90,103	$87,888	$83,976	$81,242	$78,332
Net interest income(1)	91,789	89,416	85,419	82,576	79,691
Provision for possible loan losses	2,400	--	--	2,000	500
Non-interest income:
Trust fees	14,290	13,886	13,213	13,704	13,107
Service charges on deposit accounts	19,367	20,855	22,409	22,468	21,683
Insurance commissions and fees	8,610	6,536	8,048	6,234	10,163
Other charges, commissions and fees	4,288	5,709	4,383	4,952	4,309
Net gain (loss) on securities transactions	--	--	(1,638)	--	(1,739)
Other	11,484	8,765	9,219	8,978	9,866

Total non-interest income	58,039	55,751	55,634	56,336	57,389

Non-interest expense:
Salaries and wages	40,000	40,588	39,836	38,855	38,760
Employee benefits	12,037	9,568	9,532	9,592	11,484
Net occupancy	7,344	7,157	7,524	7,364	7,330
Furniture and equipment	5,802	5,999	5,662	5,661	5,449
Intangible amortization	1,371	1,370	1,285	1,287	1,404
Other	23,933	22,053	22,660	22,440	22,170

Total non-interest expense	90,487	86,735	86,499	85,199	86,597

Income before income taxes	55,255	56,904	53,111	50,379	48,624
Income taxes	17,888	18,573	17,140	16,261	15,719

Net income	$37,367	$38,331	$35,971	$34,118	$32,905

PER SHARE DATA

Net income - basic	$0.72	$0.74	$0.70	$0.67	$0.64
Net income - diluted	0.70	0.71	0.68	0.65	0.62
Cash dividends	0.265	0.265	0.265	0.265	0.24
Book value at end of quarter	15.59	15.84	15.89	14.41	15.19

OUTSTANDING SHARES

Period-end shares	51,817	51,924	51,988	51,520	51,329
Weighted-average shares - basic	51,653	52,083	51,568	51,281	51,666
Dilutive effect of stock compensation	1,416	1,555	1,562	1,441	1,525
Weighted-average shares - diluted	53,069	53,638	53,130	52,722	53,191

SELECTED ANNUALIZED RATIOS

Return on average assets	1.54%	1.52%	1.50%	1.43%	1.42%
Return on average equity	18.31	18.18	18.45	18.11	16.89
Net interest income to average earning assets(1)	4.29	4.04	4.09	4.02	4.03

(1) Taxable-equivalent basis based on a 35% tax rate.

Cullen/Frost Bankers, Inc.
CONSOLIDATED FINANCIAL SUMMARY (UNAUDITED)

	2005		2004

	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr

BALANCE SHEET SUMMARY

($ in millions)
Average Balance:
Loans	$5,286	$5,023	$4,844	$4,792	$4,630
Earning assets	8,666	8,851	8,317	8,254	7,982
Total assets	9,840	10,028	9,515	9,617	9,313
Non-interest-bearing demand deposits	2,897	2,947	2,891	2,959	2,860
Interest-bearing deposits	5,058	5,035	4,878	4,743	4,751
Total deposits	7,955	7,982	7,769	7,702	7,611
Shareholders' equity	828	839	776	758	784

Period-End Balance:
Loans	$5,403	$5,165	$4,948	$4,813	$4,726
Earning assets	8,768	8,892	8,544	8,132	8,605
Goodwill and intangible assets	115	117	118	112	113
Total assets	9,849	9,953	9,825	9,570	9,990
Total deposits	8,003	8,106	7,822	7,934	7,773
Shareholders' equity	808	822	826	742	780
Adjusted shareholders' equity(1)	849	833	822	785	758

ASSET QUALITY

($ in thousands)
Allowance for possible
loan losses	$76,538	$75,810	$77,114	$80,485	$82,587
as a percentage of
period-end loans	1.42%	1.47%	1.56%	1.67%	1.75%

Net charge-offs	$1,672	$1,304	$3,371	$4,102	$1,414
Annualized as a percentage
of average loans	0.13%	0.10%	0.28%	0.34%	0.12%

Non-performing assets:
Non-accrual loans	$32,884	$30,443	$42,701	$41,046	$45,415
Foreclosed assets	8,189	8,673	7,734	5,152	4,875

Total	$41,073	$39,116	$50,435	$46,198	$50,290
As a percentage of:
Total assets	0.42%	0.39%	0.51%	0.48%	0.50%
Total loans and
foreclosed assets	0.76	0.76	1.02	0.96	1.06

CONSOLIDATED CAPITAL RATIOS

Tier 1 Risk-Based
Capital Ratio	12.73%	12.83%	13.18%	13.08%	12.76%
Total Risk-Based
Capital Ratio	15.82	15.99	16.48	16.52	16.26
Leverage Ratio	9.51	9.18	9.62	9.12	9.21
Equity to Assets Ratio (period-end)	8.20	8.26	8.41	7.76	7.80
Equity to Assets Ratio (average)	8.41	8.37	8.15	7.88	8.42

(1) Shareholders' equity excluding accumulated other comprehensive income(loss).